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SECURITI[ES AND EXCHANGE CO]MMISSION
[Washington, D]...C. 20549

02018186

RECEIVED FEB 26 2002

SEC FILE NUMBER
8-39031

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Middlegate Securities Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8 West 40th Street, Fourth Floor
(No. and Street)

New York (City) New York (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Esther J. Verdiger 212-391-7300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leshkowitz & Company, LLP
(Name — *if individual, state last, first, middle name*)

270 Madison Avenue (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P
MAR 18 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SD
3-15-02

OATH OR AFFIRMATION

I, Esther J. Verdiger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Middlegate Securities Ltd., as of December 31, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

ISAAC SETTON
Notary Public, State of New York
No. 4990447
Qualified in Kings County
Commission Expires Dec. 30, 20 05

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MIDDLEGATE SECURITIES LTD.

* * * * *

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2001 AND 2000

Filed in accordance with Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

Independent Auditors' Report

To the Board of Directors of
Middlegate Securities Ltd.

We have audited the accompanying statements of financial condition of Middlegate Securities Ltd. as of December 31, 2001 and 2000, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Middlegate Securities Ltd. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Leshkowitz & Company LLP

New York, New York
February 5, 2002

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
Cash and cash equivalents	$ 584,254	$ 1,178,689
Securities owned, at market value	5,511,747	1,963,462
Receivable from clearing organization, net	63,770	3,315,978
Loans receivable - affiliates and others	3,471,299	2,047,359
Due from officers	129,358	300,000
Prepaid expenses and other current assets	244,506	85,217
Other investments	111,100	111,100
Furniture, equipment and leasehold improvements, less accumulated depreciation and amortization of $438,902 and $333,656, respectively	355,552	306,893
Certificate of deposit	60,000	100,000
Security deposit	3,750	3,750
Total assets	$ 10,535,336	$ 9,912,448

LIABILITIES AND STOCKHOLDERS' EQUITY

	2001	2000
Securities sold, but not yet purchased, at market value	$ -	$ 1,089,060
Income taxes payable	139,578	122,453
Retirement plan contributions payable	113,162	38,648
Accrued expenses payable	151,191	135,573
Deferred rent payable	74,602	83,649
Total liabilities	478,533	1,469,383
Commitments		
Stockholders' equity:		
Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	150,000	150,000
Retained earnings	9,906,803	8,293,065
Total stockholders' equity	10,056,803	8,443,065
Total liabilities and stockholders' equity	$ 10,535,336	$ 9,912,448

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
Revenues:		
Commissions	$ 21,901,319	$ 24,608,483
Syndications	73,224	45,699
Interest and dividends	468,315	731,400
Total revenues	22,442,858	25,385,582
Expenses:		
Employee compensation	9,520,376	13,318,604
Transaction and clearance fees	5,004,309	4,180,543
Charitable contributions	3,473,976	2,878,812
Other operating expenses	975,068	963,875
Payroll taxes and employee benefits	398,929	412,987
Rent and utilities	270,240	210,080
Retirement plan expense	288,162	191,370
Professional fees	124,321	147,212
Communication and information systems	144,508	128,609
Depreciation and amortization	105,246	89,948
Total expenses	20,305,135	22,522,040
Income before provision for income taxes	2,137,723	2,863,542
Provision for income taxes	523,985	499,268
Net income	$ 1,613,738	$ 2,364,274

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2000	$ 150,000	$ 5,928,791	$ 6,078,791
Net income for the year ended December 31, 2000	-	2,364,274	2,364,274
Balance at January 1, 2001	$ 150,000	$ 8,293,065	$ 8,443,065
Net income for the year ended December 31, 2001	-	1,613,738	1,613,738
Balance at December 31, 2001	$ 150,000	$ 9,906,803	$ 10,056,803

The accompanying notes are an integral part of these financial statements.

MIDDLEGATE SECURITIES LTD.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 2001 AND 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 1,613,738	$ 2,364,274
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	105,246	89,948
Deferred rent	(9,047)	9,406
Changes in assets and liabilities:		
Securities owned, at market value	(3,548,285)	1,319,501
Receivable from clearing organization, net	3,752,208	(2,544,645)
Prepaid expenses and other current assets	(159,289)	(2,401)
Security deposit	-	(3,750)
Securities sold, but not yet purchased, at market value	(1,089,060)	856,466
Income taxes payable	17,125	103,889
Retirement plan contributions payable	74,514	13,943
Accrued expenses payable	15,618	52,223
Net cash provided by operating activities	772,768	2,258,854
Cash flows from investing activities:		
Purchase of fixed assets	(153,905)	(82,622)
Proceeds from reduction in certificate of deposit	40,000	-
Increase in other investments	-	(91,100)
Net cash used in investing activities	(113,905)	(173,722)
Cash flows from financing activities:		
Decrease in due from officers	170,642	230,000
Increase in loans receivable - affiliates and others	(1,423,940)	(1,656,839)
Net cash used in financing activities	(1,253,298)	(1,426,839)
Increase (decrease) in cash and cash equivalents	(594,435)	658,293
Cash and cash equivalents at beginning of year	1,178,689	520,396
Cash and cash equivalents at end of year	$ 584,254	$ 1,178,689

The accompanying notes are an integral part of these financial statements.

1) ORGANIZATION AND NATURE OF BUSINESS:

Middlegate Securities Ltd. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers. The Company clears all its customer transactions through a correspondent broker-dealer on a fully disclosed basis.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue recognition - Securities transactions, as well as related income and expenses, are recorded on a settlement date basis. Revenues and expenses would not be materially different if reported on a trade date basis.

Income taxes - Provision for income taxes is based on income and expenses reported in the financial statements. The Company has elected to be treated as an "S" Corporation under Federal and New York State income tax law. Accordingly, no provision has been made for Federal income tax, since Federal income taxes are imposed on the shareholders based on their respective allocation of net income. New York State special franchise and surcharge taxes and New York City corporation tax are provided for in the financial statements.

Depreciation and amortization - For financial reporting purposes depreciation on furniture and equipment is computed using the straight-line method over a five-year period. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. For tax reporting purposes fixed assets are being depreciated based on accelerated methods in accordance with provisions of the Internal Revenue Code.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain prior-year amounts have been reclassified to conform with the 2001 presentation.

3) CONCENTRATION OF CREDIT RISK:

The Company places its temporary cash investments with high credit quality banking institutions. At times such investments may be in excess of the FDIC insurance limit.

4) RECEIVABLE FROM CLEARING ORGANIZATION:

The net amount due from the clearing organization (Pershing) consists of the balances in the Company's various trading accounts maintained by Pershing, the clearing unit of Donaldson, Lufkin & Jenrette, which clears all the Company's trades. Included in the receivable balance at December 31, 2001 and 2000 is a deposit of $100,000 which is required by Pershing for operating the accounts.

5) LOANS RECEIVABLE - AFFILIATES AND OTHERS:

The Company advances funds to various affiliated companies whose members are also principal shareholders of the Company. The loans receivable balance from these affiliates was $3,449,024 and $1,962,359 at December 31, 2001 and 2000, respectively. In addition, the Company advanced funds to other non-related parties. The loans receivable balance to these affiliates was $20,000 and $85,000 in 2001 and 2000, respectively. The loans bear interest at 6% per annum.

6) DUE FROM OFFICERS:

The amount due from officers at December 31, 2001 and 2000 totaled $129,358 and $300,000, respectively. The amounts are due on demand and include interest at the prime rate.

7) SECURITIES OWNED AND SOLD, NOT YET PURCHASED:

Marketable securities owned and sold, not yet purchased, consist of trading and investment securities at market values, as follows:

December 31, 2001	Owned	Sold Not Yet Purchased
Money market fund	$ 3,961,125	
Municipal bonds	27,206	
Corporate bonds	563,438	
Corporate stock	959,978	
	$ 5,511,747	$ 0

December 31, 2000	Owned	Sold Not Yet Purchased
Obligations of U.S. government		$ 1,089,060
Municipal bonds	$ 10,021	
Corporate bonds	1,517,873	
Corporate stock	435,568	
	$ 1,963,462	$ 1,089,060

8) **RETIREMENT PLAN:**

During 1993, the Company adopted a profit sharing plan for its eligible employees. In 1995, the Company adopted a money purchase plan. The Company is obligated to contribute 5% of eligible compensation and may, at its discretion, contribute up to an additional 15% of eligible compensation. Total retirement plan expense for the years ended December 31, 2001 and 2000 was $288,162 and $191,370, respectively.

9) **COMMITMENTS:**

Lease - The Company currently leases its office space under a ten-year operating lease which expires on April 30, 2006. In accordance with the lease terms at inception, the Company issued a letter of credit in the amount of $100,000 to secure its obligations under the lease. In 2001, the required letter of credit amount was reduced to $60,000. The letter of credit is secured by a certificate of deposit of an equal amount. In accordance with SFAS No. 13 - "Accounting for Leases" the total rental payments are being amortized over the lease term on a straight line basis at $11,538 per month for 120 months. Deferred rent payable at December 31, 2001 and 2000 was $74,602 and $83,649, respectively.

In July 2000, the Company entered into a lease for storage space requiring $3,750 as a security deposit. The lease agreement is for the period from July 15, 2000 through July 31, 2008 and provides for an annual base rent of $15,000.

In addition, the Company entered into a lease agreement in August 2001. The lease agreement is for the period from August 6, 2001 through August 31, 2003 and provides for two rental payments of $96,000, one paid in September 2001 and the other payable in September 2002.

The following is a schedule of future minimum lease payments as of December 31, 2001:

Year Ending December 31,	Amount
2002	$ 258,504
2003	170,368
2004	174,300
2005	174,300
2006	68,100
Thereafter	23,750
	$ 869,322

10) **NET CAPITAL REQUIREMENTS:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $5,175,022 which was $5,075,022 in excess of its required net capital of $100,000 (See Schedule 1).

All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Therefore, the Company is not required to maintain a separate bank account for the exclusive benefit of customers nor to segregate securities in accordance with Rule 15c3-3 of the Securities and Exchange Commission.

11) **CASH FLOW INFORMATION:**

For cash flow reporting purposes, the company considers all highly liquid temporary cash investments with original maturities of three months or less, to be cash equivalents.

Cash payments for interest and income taxes for the years ended December 31, 2001 and 2000 were as follows:

	2001	2000
Interest	**$ -**	$ -
Income taxes	**506,860**	395,379

There were no noncash investing and financing activities for the years ended December 31, 2001 and 2000.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

MIDDLEGATE SECURITIES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Net capital:		
Total stockholders' equity from statement of financial condition		$ 10,056,803
Deduct: Non-allowable assets from statement of financial condition:		
Loans receivable - affiliates and others	$ 3,471,299	
Due from officers	129,358	
Prepaid expenses and other current assets	244,506	
Other investments	111,100	
Furniture, equipment and leasehold improvements, net	355,552	
Certificate of deposit	60,000	
Security deposit	3,750	4,375,565
Net capital before haircuts		5,681,238
Deduct haircuts on securities (computed where applicable pursuant to Rule 15c3-1(c)):		
Money market fund	277,279	
Municipical bonds	424	
Corporate bonds	84,516	
Corporate stock	143,997	506,216
Net capital		$ 5,175,022
Aggregate indebtedness:		
Income taxes payable	$ 139,578	
Retirement plan contributions payable	113,162	
Accrued expenses payable	151,191	
Deferred rent payable	74,602	
Total aggregate indebtedness		478,533
Percentage of aggregate indebtedness to net capital		9.2%
Minimum capital required		100,000
Excess of net capital over minimum requirement		$ 5,075,022

MIDDLEGATE SECURITIES LTD.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2001

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2001):

Net capital, as reported in Company's Part II (unaudited) Focus report		$ 5,169,683
Audit adjustments:		
To record increase in provision for income taxes	(19,000)	
To record reduction in rent expense	18,094	
Other audit adjustments, net	6,245	5,339
Net capital per above		$ 5,175,022

REPORT OF INDEPENDENT AUDITORS
ON INTERNAL CONTROL

LESHKOWITZ & COMPANY, LLP

CERTIFIED PUBLIC ACCOUNTANTS

LESHKOWITZ & COMPANY, LLP
CERTIFIED PUBLIC ACCOUNTANTS
270 MADISON AVENUE
NEW YORK, N.Y. 10016
(212) 532-5550
FAX (212) 532-4007
E-MAIL: chl@leshkowitz.com

To the Board of Directors of
Middlegate Securities Ltd.
New York, New York:

In planning and performing our audits of the financial statements and supplemental schedule of Middlegate Securities Ltd. (the Company) for the years ended December 31, 2001 and 2000, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and December 31, 2000, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Leshkowitz & Company LLP

New York, New York
February 5, 2002